UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)

GAMCO INVESTORS, INC.
(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

361438104
(CUSIP Number)

Philip M. Halpern, Esq.
Collier, Halpern, Newberg, Nolletti & Bock, LLP
One North Lexington Avenue
White Plains, New York 10601
(914) 684-6800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 12, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXHIBIT INDEX ON PAGE 5

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CUSIP No. 361438104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

	Frederick J. Mancheski

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only ________________

4.	Source of Funds (See Instructions)	OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	USA

Number of	7.	Sole Voting Power	2,091,450
Shares Bene-
ficially by	8.	Shared Voting Power	0
Owned by
Each	9.	Sole Dispositive Power	2,091,450
Reporting
Person With	10.	Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person

	Frederick J. Mancheski		2,091,450

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 36.7%

14.		Type of Reporting Person (See Instructions)
	IN

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ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (the “Statement”) relates to the acquisition by Frederick J. Mancheski, an individual citizen of the United States, of shares of the Class A Common Stock, par value $.001 per share (the “Common Stock”), of Gamco Investors, Inc., a New York corporation (the “Issuer”), the address of the principal executive offices of the Issuer is One Corporate Center, Rye, New York 10580.

ITEM 2. IDENTITY AND BACKGROUND.

(a)     The name of the filing person is Frederick J. Mancheski
(b)     Residence address for Frederick J. Mancheski:

1060 Vegas Valley Drive
Las Vegas, Nevada 89109

(c)     Mr. Mancheski is retired.

(d-e) During the last five years, Mr. Mancheski has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)     Mr. Mancheski is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Mancheski acquired 2,091,450 shares of Common Stock as part of the consideration paid to him in connection with the settlement (the “Settlement”) of an action (the “Action”) pending in the Supreme Court of the State of New York, captioned Frederick J. Mancheski and David M. Perlmutter v. Gabelli Group Capital Partners, Inc. (Index No. 18762/03). Mr. Mancheski acquired the other 19,815 shares (the “Prior Stock”) in open market transactions prior to April, 2006.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction is to effectuate the Settlement. Mr. Mancheski intends to review, from time to time, his investment in the Issuer on the basis of various factors, including but not limited to the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, Mr. Mancheski may decide to dispose of all or a portion of the Common Stock that he owns. He is restricted by certain agreements between him and the Issuer from acquiring more Common Stock for a period of approximately 10 years. Such agreements also restrict the number of Shares of Common Stock that Mr. Mancheski may sell for approximately two years from the date requiring the filing of this statement.

Except as set forth above, Mr. Mancheski has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)     Mr. Mancheski beneficially owns 2,091,450 shares of Common Stock, which represents 36.7% of the outstanding shares of Common Stock. The percentage of ownership is based on the number of shares outstanding as of April 30, 2006.

(b)     Mr. Mancheski does not currently share the power to vote or direct the vote, or to dispose or direct the disposition of the shares of Common Stock he beneficially owns with another person.

(c)     Mr. Mancheski has not sold any shares of Common Stock in the open market during the past 60 days.

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(d)    N/A

(e)    N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The documents executed by Mr. Mancheski and the parties described herein include: (i) Exchange and Standstill Agreement (the “Exchange and Standstill Agreement”) between Mr. Mancheski and the Issuer dated as of May 31, 2006 by which, among other things, Mr. Mancheski agreed to exchange 2,071,635 Shares of the Issuer’s Class B Common Stock, $.001 par value, which Mr. Mancheski received in connection with the Settlement for the same number of shares of Common Stock; agreed not to acquire additional common stock of the Issuer; agreed to vote his shares of common stock of the Issuer in favor of Issuer’s management; and agreed to limit the sale of his Common Stock (other than the Prior Stock) to an amount equal to 1/24th of such stock during each of the 24 months following the date on which the Common Stock are registered pursuant to the Registration Rights Agreement, as hereinafter defined; (ii) Registration Rights Agreement (the “Registration Rights Agreement”) among Mr. Mancheski, David M. Perlmutter (the other plaintiff in the Action) and the Issuer dated as of May 31, 2006 by which the Issuer agreed to use best efforts to seek effective registration of the Common Stock (other than the Prior Stock) by December 31, 2006 and to keep such registration effective until the earlier of three years after its initial effectiveness or the date on which Mr. Mancheski has disposed of all of the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.      The Exchange and Standstill Agreement.

2.      The Registration Rights Agreement

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2006
/s/Frederick J. Mancheski
Frederick J. Mancheski

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EXHIBIT INDEX

EXCHANGE AND STANDSTILL AGREEMENT	6
THE REGISTRATION RIGHTS AGREEMENT	19

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EXCHANGE AND STANDSTILL AGREEMENT

WHEREAS, Mario J. Gabelli (“Gabelli”), Frederick J. Mancheski (“Mancheski”), David M. Perlmutter (“Perlmutter”), and GGCP, Inc., a New York corporation (“GGCP”), are parties to that certain Settlement and Stock Purchase Agreement dated May 31, 2006 (the “Settlement and Purchase Agreement”); and

WHEREAS, in accordance with the terms and conditions of the Settlement and Purchase Agreement, the parties thereto are executing and delivering, or are causing to be executed and delivered, among other things, the Additional Settlement Documents and the Stipulation of Settlement (as those terms are defined in the Settlement and Purchase Agreement), among others; and

WHEREAS, as a result of the transactions contemplated by the Settlement and Purchase Agreement, Mancheski will receive 2,071,635 shares of the Class B Common Stock, $.001 par value (the “Class B Common Stock”), of GAMCO Investors, Inc., a New York corporation (the “Company”), and he has requested that the Company exchange those shares for the same number of shares of Class A Common Stock, $.001 par value (the “Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”), of the Company; and

WHEREAS, the Company has agreed to the proposed exchange and the registration of the newly issued shares provided that Mancheski agrees to certain limitations on his Class A Common Stock;

NOW, THEREFORE, this Exchange and Standstill Agreement (the “Agreement”) is made this 31st day of May, 2006, by and between Mancheski and the Company.

I.

REPRESENTATIONS AND WARRANTIES

1.	Representations and Warranties of Mancheski. Mancheski represents and warrants to the Company as follows:

	a.	He is competent and has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

	b.	This Agreement has been duly and validly executed and delivered by Mancheski and, assuming due and valid execution and delivery by the Company, constitutes a legal, valid and binding agreement of Mancheski, enforceable against him in accordance with its terms, subject as to enforceability to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). The performance of the terms of this Agreement does not conflict with, constitute a violation of, or require any notice or consent under, any certificate or articles of incorporation, limited partnership agreement, trust agreement, bylaws or any other agreement or instrument to which Mancheski is a party or by which he is bound, and does not require any consent, approval or notice under any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Mancheski or Mancheski’s shares of Common Stock, except as may be required by federal and state securities laws.

	c.	There are no other persons who, by reason of their personal, business, professional or other arrangement, relationship or affiliation with Mancheski, whether written or oral and whether existing as of the date hereof or in the future, have agreed, explicitly or implicitly, to take any action on behalf of or in lieu of Mancheski that would otherwise be prohibited by this Agreement.

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	d.	As of the date hereof, Mancheski expects to become the beneficial owner 2,071,635 shares of Class B Common Stock (the “Class B Shares”), free and clear of all liens and encumbrances, pursuant to the Settlement and Purchase Agreement and no other person will have any beneficial ownership interest in the Class B Shares, and no affiliate or associate of Mancheski will have any rights, options or agreements to acquire or vote any other shares of Common Stock or other securities of the Company.

	e.	Any shares acquired hereunder by Mancheski are being acquired solely for investment purposes and may not be resold or transferred except as permitted hereunder and in accordance with applicable securities laws.

2.	Representations and Warrants of the Company. The Company represents and warrants to Mancheski as follows:

	a.	The Company has been duly organized and is validly existing and in good standing, under the laws of the State of New York, and has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

	b.	This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid execution and delivery by Mancheski, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject as to enforceability to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). The performance of the terms of this Agreement does not conflict with, constitute a violation of, or require any notice or consent under, the certificate of incorporation or bylaws of the Company or any agreement or instrument to which the Company is a party or by which the Company is bound, and does not require any consent, approval or notice under any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Company, except as may be required by federal and state securities laws.

II.

THE SHARE EXCHANGE

1.	The Exchange. Mancheski hereby agrees to exchange his Class B Shares solely for 2,071,635 shares of Class A Common Stock (the “Mancheski Shares”). The Company hereby agrees that no later than 30 days after the Closing Date (as defined in the Settlement and Purchase Agreement), it will issue to Mancheski, in exchange for the Class B Shares, solely the Mancheski Shares and deliver one or more certificates as reasonably requested by Mancheski representing the Mancheski Shares.

III.

STANDSTILL AND VOTING AGREEMENT

1.	Standstill Provisions. Mancheski agrees that the “Standstill Period” shall commence on the date of this Agreement and shall terminate on the tenth anniversary hereof.

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a.	Mancheski agrees that, during the Standstill Period, without the prior written consent of the Board, he shall not, directly or indirectly:

	(i)	acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, beneficial ownership of (A) any Common Stock or direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) any Common Stock, excepting solely Common Stock or other Voting Securities (I) received as a result of a stock dividend, stock distribution or stock split, (II) issued by the Company to Mancheski in connection with any reorganization or recapitalization of the Company or (III) issued by the Company in connection with any rights offering;

	(ii)	solicit proxies (or written consents) or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents), or otherwise become a “participant” in a “solicitation,” as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in opposition to the recommendation or proposal of the Board, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of (or the execution of a written consent in respect of) the Common Stock or other Voting Securities, or execute any written consent in lieu of a meeting of the holders of the Common Stock or other Voting Securities or grant a proxy with respect to the voting of the Common Stock or other Voting Securities to any person other than to the Board or persons appointed as proxies by the Board or Gabelli or his designee pursuant to Section III.2 hereof;

	(iii)	initiate, propose or submit one or more stockholder proposals or induce or attempt to induce any other person to initiate any stockholder proposal;

	(iv)	seek to call or to request the call of, a special meeting of the Company’s stockholders, or make a request for a list of the Company’s stockholders;

	(v)	form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) for the purpose of acquiring, holding, voting or disposing of any securities of the Company;

	(vi)	vote for any nominee or nominees for election to the Board, other than those nominated or supported by the Board, or consent to become a nominee for election as a member of the Board unless nominated by the Board;

	(vii)	seek, alone or in concert with others, to place a representative or other affiliate or nominee on the Board or seek the removal of any member of the Board or a change in the size or composition of the Board;

	(viii)	deposit any Common Stock or other Voting Securities in a voting trust or enter into any other arrangement or agreement with respect to the voting thereof except pursuant to Section III.2 hereof;

	(ix)	acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including beneficial ownership) of any of the assets or business of the Company or any rights or options to acquire any such assets or business from any person;

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		(x)	seek, propose, or make any statement with respect to, or solicit, negotiate with, or provide any information to any person with respect to, a merger, consolidation, acquisition of control or other business combination, tender or exchange offer, purchase, sale or transfer of assets or securities, dissolution, liquidation, reorganization, recapitalization, dividend, share repurchase or similar transaction involving the Company, its subsidiaries or its business, whether or not any such transaction involves a change of control of the Company;

		(xi)	take any action, alone or in concert with any other person, advise, finance, assist or participate in or encourage any person to take any action which is prohibited to be taken by Mancheski or any of his affiliates or associates pursuant to this Agreement, or make any investment in or enter into any arrangement with, any other person that engages, or offers or proposes to engage in any of the foregoing;

		(xii)	disclose publicly, or privately in a manner that could reasonably be expected to become public, any intention, plan or arrangement inconsistent with the foregoing;

		(xiii)	make any request or demand to inspect the records of the Company or to obtain a shareholders list for the Company or encourage any shareholder or other persons to do so;

		(xiv)	commence, encourage, or support any derivative action in the name of the Company or any class action against the Company or any of its officers or directors; or

		(xv)	take any action challenging the validity or enforceability of any provisions of this Section III.

2.	Voting.

	a.	Mancheski agrees that, until the expiration of the Standstill Period, provided that he is a record or beneficial owner of any Common Stock or other Voting Securities of the Company, he will be present, in person or represented by proxy, at all stockholder meetings of the Company so that all Common Stock or other Voting Securities beneficially owned by him and his affiliates and associates may be counted for the purpose of determining the presence of a quorum at such meetings.

	b.	Mancheski agrees that, until the expiration of the Standstill Period, provided that he is a record or beneficial owner of any Common Stock or other Voting Securities of the Company, he will vote or cause to be voted, or consent or cause a consent to be given with respect to, all shares of Common Stock or other Voting Securities beneficially owned by him and his affiliates and associates as follows: (i) with respect to the election of directors at any meeting of stockholders or any adjournments or postponements thereof, in favor of the nominees for directors recommended by the Board or its nominating committee and (ii) with respect to any other matter requiring a shareholder vote, in accordance with the recommendation of the Board; provided that in lieu of voting his shares in the foregoing manner, Mancheski may deliver a proxy to Gabelli or his designee to vote at the next scheduled meeting of shareholders of the Company or any adjournment thereof.

	c.	Mancheski further agrees to take all action reasonably necessary to carry out the intention of this Section III.2, including without limitation, delivering to the Company upon its request executed proxies naming the proxies appointed by the Board to vote all shares of Common Stock or other

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Voting Securities beneficially owned by Mancheski and/or his affiliates as of the record dates of the Annual Meeting or any other meeting of the Company’s stockholders, as applicable. The Company shall deliver a copy of such request to each of Mancheski and his counsel at their respective addresses set forth in Section VI.4 no later than 30 days before the meeting, and if executed proxies are not received by the date that is 10 days before any such meeting, without further action on the part of the parties hereto, Mancheski shall be deemed to have appointed Gabelli or his designee as Mancheski’s proxy and attorney in-fact with respect to all matters brought before such meeting to be voted in accordance with this Agreement.

IV.

TRANSFER LIMITATIONS

1.

Transfer Limitations. From the date of this Agreement through the first day of the Lockup Period, without the Company’s prior written consent, Mancheski shall not, directly or indirectly, sell, pledge, encumber, transfer, or otherwise dispose of, or agree to sell, pledge, encumber, transfer or otherwise dispose of, any interest in his shares of Common Stock, including Mancheski Shares, or any other Common Stock or other Voting Securities (a “Disposition”); provided that Mancheski may effect a Disposition to any of the persons listed below who executes and delivers a joinder agreement in the form annexed hereto as Exhibit A:

	a.	to any corporation, partnership or other entity wholly-owned by Mancheski;

	b.	to any trust the sole beneficiaries of which are family members, or any charitable trust or charitable foundation established by Mancheski;

	c.	to any not for profit entity;

	d.	as gifts or as bequests; or

	e.	to the Company.

In addition, Mancheski may pledge all or part of the Mancheski Shares as security for a loan from a bank or other financial institution that has entered into an Agreement with the Company containing terms and conditions substantially equivalent to those in this Agreement.

2.	The Lockup Period. The Lockup Period shall commence on the date that all of Mancheski Shares become registered with the Securities and Exchange Commission (the “SEC”) for sale in the public markets and shall end on the second anniversary of that date.

3.	The Lockup. During the Lockup Period, Mancheski shall not make any Disposition of Mancheski Shares except that: (i) on the first day of the Lockup Period, one-twenty fourth (1/24th) of Mancheski Shares, including any shares transferred pursuant to Section 1 above, shall be freed from the foregoing restriction and may thereafter be sold in the public markets; (ii) on the same day of each month thereafter, the same amount of Mancheski Shares shall also be freed from the foregoing restrictions; and (iii) at all times during the Lockup Period, Mancheski shall be permitted to make the same transfers as set forth in Section 1 above. If during the Lockup Period (i) the Company suspends effectiveness of the Registration Statement (as defined in the Registration Rights Agreement), pursuant to Section 5(a) of the Registration Rights Agreement and (ii) Mancheski is ineligible under Rule 144 to sell the maximum number of Shares permitted by this provision, then Mancheski may, once the Registration Statement has again become effective, immediately sell in the public markets the number of Mancheski Shares equal to the number of Mancheski Shares that he would have been permitted to sell pursuant to this Section 3 during the period of the suspension. All Shares held by Mancheski or his transferee shall remain subject to all other provisions of this Agreement, unless sold in the public markets in accordance with this Agreement.

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4.	Not Applicable to Existing Shares. The restrictions set forth in this Article IV shall not apply to the 19,815 shares of Class A Common Stock owned by Mancheski as of April 17, 2006.

V.

ADDITIONAL AGREEMENTS

1.

Press Releases; Public Statements. Commencing with the date hereof, neither the Company nor Mancheski nor any of their respective affiliates or representatives shall issue any other press release or other publicly available document with respect to the subject matter of this Agreement, the Settlement and Purchase Agreement, the Additional Settlement Documents and the Stipulation of Settlement. The Company shall make all filings with the SEC appropriate in connection with the execution of this Agreement, including a Current Report on Form 8-K. Mancheski shall not during the Standstill Period issue any press release, grant any interviews with the press or any other person or otherwise make any public statements concerning the Company, except to the extent required by statute or regulation, unless the Company shall have agreed in form and substance to the contents thereof prior to such issuance.

2.	Mutual Releases. In consideration of the provisions of this Agreement:

	a.	Mancheski, for himself and on behalf of his heirs, representatives, and assigns (collectively, “Releasor”), hereby remises, covenants not to sue, forever discharges, and absolutely and irrevocably releases, the Company, and each of its past and present affiliates, subsidiaries, representatives, employees, attorneys, directors, officers, and assigns (collectively, the “Releasees”), from any and all claims whatsoever of every kind and nature, including without limitation, any and all claims, rights, demands, suits, causes of action, losses, damages, fees, costs, obligations, amounts, liabilities and expenses, known or unknown, suspected or unsuspected, fixed or contingent, direct or indirect that Releasor has, had, or may have had against Releasees, from the beginning of time to the Date of this Agreement. NOTHING IN THIS RELEASE SHALL RELEASE THE RELEASEES FROM THEIR OBLIGATIONS PURSUANT TO THIS AGREEMENT, THE ADDITIONAL SETTLEMENT DOCUMENTS OR THE STIPULATION OF SETTLEMENT.

IN THE EVENT OF THE TERMINATION OF THE SETTLEMENT AND PURCHASE AGREEMENT IN ACCORDANCE WITH ITS TERMS, THIS RELEASE SHALL FORTHWITH BECOME VOID AND SHALL BE OF NO EFFECT WHATSOEVER.

	b.	The Company, for itself and on behalf of each of its past and present affiliates, subsidiaries, representatives, employees, directors, officers, and assigns (collectively, “Releasor”), hereby remises, covenants not to sue, forever discharges, and absolutely and irrevocably releases Mancheski and his heirs, representatives, and assigns (collectively, the “Releasees”), from any and all claims whatsoever of every kind and nature, including without limitation, any and all claims, rights, demands, suits, causes of action, losses, damages, fees, costs, obligations, amounts, liabilities and expenses, known or unknown, suspected or unsuspected, fixed or contingent, direct or indirect that Releasor has, had, or may have had against Releasees, from the beginning of time to the Date of this Agreement. NOTHING IN THIS RELEASE SHALL RELEASE THE RELEASEES FROM THEIR OBLIGATIONS PURSUANT TO THIS AGREEMENT, THE ADDITIONAL SETTLEMENT DOCUMENTS OR THE STIPULATION OF SETTLEMENT.

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IN THE EVENT OF THE TERMINATION OF THE SETTLEMENT AND PURCHASE AGREEMENT IN ACCORDANCE WITH ITS TERMS, THIS RELEASE SHALL FORTHWITH BECOME VOID AND SHALL BE OF NO EFFECT WHATSOEVER.

3.	Negative Remarks.

	a.	During the Standstill Period, Mancheski shall not, and shall cause his agents or representatives not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether oral, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, Gabelli, the Company or any of its directors, officers, Affiliates, subsidiaries, employees, agents or representatives in their capacities thereof (collectively, the “GBL Parties”), or to malign, harm, disparage, defame or damage the reputation or good name of Gabelli, the Company, its business or those of any of the GBL Parties, and/or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any Confidential Information (as hereinafter defined).

	b.	During the Standstill Period, the Company shall not, and shall cause its agents or representatives not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether oral, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, Mancheski, or any of Mancheski’s Affiliates, employees, agents or representatives in their capacities thereof (collectively the “Mancheski Parties”), or to malign, harm, disparage, defame or damage the reputation or good name of any of the Mancheski Parties.

	c.	The provisions of this Section 3 shall not apply to the individual parties’ confidential communications with their spouses, to any of the parties’ confidential communications with their legal and financial advisors, or to any “permitted communications” pursuant to Section V.7 of this Agreement.

	d.	In the event of a breach of Section V.1 or this Section V.3 by any party, or any of its Affiliates, officers, directors, employees, agents or representatives, which breach is determined to be material by the Court, the Court may award such relief as it determines appropriate, including relieving the other parties from any further obligation to comply with Sections V.1 and/or V.3 of this Agreement and holding the breaching party or parties in contempt of Court, and may assess any and all contempt remedies deemed appropriate by the Court. Nothing in this Section V.3(d) is intended or may be construed to limit or circumscribe any other or different remedies that may also be available to the parties for breach of the specified sections or any other provisions of this Agreement.

4.	Treatment of Discovery Documents and Information. Nothing in this Agreement shall in any way affect that certain Stipulation and Order of Confidentiality entered on or about October 1, 2004 in the Action (as hereinafter defined), which Stipulation and Order shall remain in full force and effect in accordance with its terms.

5.	Specific Performance. The Company and Mancheski acknowledge and agree that in the event of any breach of this Agreement, the non-breaching party would be irreparably harmed and could not be made

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whole by monetary damages. It is accordingly agreed that the Company and Mancheski, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and/or to compel specific performance of this Agreement in any action.

6.	Schedule 13D/13G. Subject to compliance with the terms of this Agreement, within ten days after the Closing Date (as that term is defined in the Settlement and Purchase Agreement), Mancheski and his affiliates and associates shall file with the SEC a statement on Schedule 13D or 13G, as applicable, a copy of which shall be delivered to the Company at least two business days prior to the filing thereof with the SEC.

7.	Permitted Communications. Notwithstanding any of the provisions of this Agreement to the contrary, no provision of this Agreement shall prohibit any party from (a) filing any documents required by the SEC or applicable state securities laws or making any other disclosure required by federal or state securities laws, provided that the content of any document so filed does not violate any of the other terms and conditions of this Agreement unless such content constitutes disclosure required by any securities laws or rules or regulations promulgated from time to time by the SEC, (b) making any filing or disclosure permitted by Section 4.5(b) of the Settlement and Purchase Agreement, (c) responding and testifying as permitted by Section 4.5(c) of the Settlement and Purchase Agreement, (d) enforcing any rights of such party under this Agreement, (e) communicating with actual and potential clients or their representatives about the settlement in a manner consistent with the press release previously issued by GGCP and any public disclosure permitted hereunder, (f) in the case of the Company, issuing any press releases for the purpose of disclosing material information under federal or state securities laws, or (g) in the case of Mancheski, providing this Agreement, the Registration Rights Agreement, and the Settlement and Purchase Agreement to any actual or proposed transferee, provided that any such actual or proposed transferee agrees in writing to maintain the confidentiality of such documents. In the event Mancheski or the Company receives any subpoena or other judicially enforceable written request from any court or government agency of competent jurisdiction concerning Mancheski’s interests in the Company, he and the Company shall follow the procedures set forth in the final three sentences of Section 4.5 of the Settlement and Purchase Agreement.

8.	Compliance by Affiliates and Associates. To the extent Mancheski is bound by any covenant or agreement contained in this Agreement, he shall cause each of his affiliates, associates and assignees to abide by such covenant or agreement as if such affiliate or associate were itself Mancheski and a signatory to this Agreement.

9.	Waiver of Conflict of Interest. Mancheski hereby waives any conflict of interest with respect to the hiring by the Company of Morvillo, Abramowitz, Grand, Iason & Silberberg, P.C. or Collier, Halpern, Newberg, Nolletti & Bock, LLP with respect to matters unrelated to the transactions contemplated by this Agreement and unrelated to the action (the “Action”) pending in Supreme Court of the State of New York, Westchester County, captioned Frederick J. Mancheski and David M. Perlmutter v. Gabelli Group Capital Partners, Inc. (Index No. 03-18762).

10.	Termination. In the event of termination of the Settlement and Purchase Agreement, this Agreement shall immediately terminate and became void as set forth in Section 7.2 of the Settlement and Purchase Agreement.

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VI.

MISCELLANEOUS

1.

Entire Agreement. This Agreement, the Registration Rights Agreement and the Stipulation of Settlement constitute the entire understanding of the parties with respect to the subject matter hereof and supersede all previous negotiations, representations, discussions or agreements by the parties hereto concerning the subject matter hereof.

2.	Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

3.	Counterparts. For the convenience of the parties, any number of counterparts of this Agreement may be executed and delivered (including by facsimile transmission) by the parties, and each such executed counterpart (including any counterparts executed and delivered by facsimile transmission) shall be an original instrument.

4.	Notices. All notices and other communications required or permitted under this Agreement shall be deemed to have been duly given and made when received if in writing and if served either by personal delivery to the party for whom intended (which shall include delivery by Federal Express or similar nationally recognized service) or five business days after being deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail bearing the address shown in this Agreement for, or such other address as may be designated in writing hereafter by, such party:

if to the Company to:

GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580
Attention: James E. McKee

with a copy, which shall not constitute notice, to:

Richard T. Prins
Skadden, Arps, Slate, Meagher & Flom L.L.P.
4 Times Square
New York, New York 10036

and if to Mancheski as follows:

Frederick J. Mancheski
1060 Vegas Valley Drive
Las Vegas, Nevada 89109

with a copy, which shall not constitute notice, to:

Collier, Halpern, Newberg, Nolletti & Bock, LLP
One North Lexington Avenue
White Plains, NY 10601
Attention: Philip M. Halpern

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Any party may change the address to which notices or other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth.

5.	Successors and Assigns. This Agreement shall bind the heirs, successors and permitted assigns of the parties, and inure to the benefit of any heir, successor or permitted assign of any of the parties.

6.	Governing Law. This Agreement shall be governed by and constructed and enforced in accordance with the internal laws of the State of New York, without giving effect to the conflict of the laws principles thereof. All disputes relating to this agreement shall be brought exclusively before the Supreme Court of New York, Westchester County, for assignment to the Honorable Linda S. Jamieson and all parties and their assigns consent to the personal jurisdiction of that Court and waive trial by jury.

7.	Certain Terms. As used herein, the following terms shall have the meanings ascribed to them:

	a.	“affiliate” and “associate” shall have the meanings set forth in Rule 12b-2 under the Exchange Act;

	b.	“beneficial owner,” “beneficially own,” and “beneficial ownership” shall be determined as set forth under Rule 13d-3 under the Exchange Act; provided that a person shall be deemed to be the beneficial owner of all shares of Common Stock or other Voting Securities which such person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional;

	c.	“Board” shall mean the Board of Directors of the Company;

	d.	“business day” shall mean any day other than any Saturday, Sunday, or day on which commercial banks in New York, New York are authorized or required to be closed;

	e.	“person” shall mean any individual, corporation, association, partnership, joint venture, trust, estate, limited liability company, limited liability partnership or other entity or organization, including a government or political subdivision or any agency or instrumentality thereof; and

	f.	“Voting Securities” shall mean securities of the Company having the power to vote generally for the election of directors of the Company and any securities convertible into, or exercisable or exchangeable for, such securities, and shall include, without limitation, the Common Stock.

8.	Survival of Representations. All representations and warranties made by Mancheski and the Company in this Agreement or pursuant hereto shall survive the execution and delivery hereof.

9.	Amendments; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative.

10.	Interpretation. Each of the undersigned parties hereby acknowledges that such parties fully negotiated the terms of this Agreement, that each such party had an equal opportunity to influence the drafting of the language contained in this Agreement, that each party has had an opportunity to review the contents of this Agreement with counsel of its choice, and that there shall be no presumption against any such

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party on the ground that such party was responsible for preparing this Agreement or any part hereof. Whenever the words “include” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

11.	Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

12.	No Third Party Beneficiaries. This Agreement shall be binding upon and, except as provided below, inure solely to the benefit of each party hereto and their successors, assigns and transferees, and nothing in this Agreement, express or implied, is intended to confer upon any other person (other than the Company Releasees and Mancheski Releasees as provided in Section V.2) any rights or remedies of any nature whatsoever under or by reason of this Agreement, provided that all parties recognize that, for good and valid consideration, Gabelli and GGCP are third party beneficiaries of this Agreement and either may enforce any of the terms of this Agreement in the event of a breach by Mancheski.

13.	Attorneys’ Fees. In the event of any dispute or controversy arising out of this Agreement or in connection with the interpretation of any term or condition of this Agreement, the enforcement of this Agreement, damages for breach of any provision hereof, or in the situation where any provision of this Agreement is validly asserted as a defense, the prevailing party shall be entitled to recover costs of suit, including reasonable attorneys’ fees actually incurred, from the other party in addition to any other available remedy.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first referred to above.

GAMCO INVESTORS, INC.

By:	/s/Douglas R. Jamieson
	Name:	DOUGLAS R. JAMIESON
	Title:	President

/s/ Frederick J. Mancheski
FREDERICK J. MANCHESKI

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EXHIBIT A

JOINDER AGREEMENT

JOINDER AGREEMENT dated ________, 200__ by and between GAMCO Investors, Inc., a New York corporation (the “Company”), and ________________ (“Shareholder”).

W I T N E S S E T H

WHEREAS, pursuant to that certain Exchange and Standstill Agreement dated May 31, 2006 (the “Standstill Agreement”) by and between the Company and Frederick J. Mancheski (“Mancheski”), it is a condition to the transfer of shares of capital stock of the Company (the “Shares”) to Shareholder that Shareholder become a party to (i) the Standstill Agreement, and (ii) that certain Registration Rights Agreement dated May 31, 2006 (the “Registration Rights Agreement”) by and among the Company, Mancheski and David M. Perlmutter.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements of the parties herein contained, the parties hereby agree as follows:

Section 1.     Joinder.     Effective immediately (i) Shareholder is joined as a party to the Standstill Agreement and is subject to, and shall have all of the rights, liabilities and obligations under the following provisions of the Standstill Agreement to the same extent as Mancheski: Article III; Article IV; Article V, Sections 1, 2(a) and (c), 3 to 7 inclusive and 10 only; and Article VI; and (ii) Shareholder is joined as a party to the Registration Rights Agreement and is subject to and shall have all of the rights, liabilities and obligations thereunder to the same extent as Mancheski. Shareholder shall not transfer the Shares except pursuant to Article IV, Sections 2 and 3.

Section 2.     Governing Law.     This Joinder Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, except that body of law relating to choice of laws.

Section 3.     Successors and Assigns.     This Joinder Agreement shall be binding upon the parties hereto and their respective successors and assigns (which become such by operation of law), legal representatives and heirs.

Section 4.     Modification.     Neither this Joinder Agreement nor any provision hereof may be modified, changed, discharged or terminated except by the written agreement of each of the parties hereto.

Section 5.     Severability.     In the event that any one or more of the provisions contained in this Joinder Agreement shall, for any reason, be held to be valid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provisions of this Joinder Agreement.

Section 6.     Injunctive Relief.     The parties hereto acknowledge and agree that a remedy at law for any breach or threatened breach of the provisions of this Joinder Agreement would be inadequate and, therefore, agree that each party hereto shall be entitled to injunctive relief in addition to any other available rights and remedies in case of any such breach or threatened breach; provided, however, that nothing contained herein shall be construed as prohibiting any party hereto from pursuing any other rights and remedies available for any such breach or threatened breach.

Section 7.     Counterparts.     This Joinder Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

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Section 8.     Entire Agreement.     This Joinder Agreement, the Standstill Agreement and the Registration Rights Agreement supersede all previous agreements among the parties hereto with respect to the subject matter hereof.

Section 9.     Notices.     Any notice, demand or request required or permitted to be given under the provisions of this Joinder Agreement (i) shall be in writing; (ii) shall be delivered personally, including by means of telecopy (confirmed by a subsequent delivery by courier or mail) or courier, or mailed by registered or certified mail, postage prepaid and return receipt requested; (iii) shall be deemed given on the date of personal delivery or on the date that is five days after the date set forth on the return receipt; and (iv) shall be delivered or mailed as follows or to such other address as any party may from time to time direct:

if to the Company to:

GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580
Attention: James E. McKee

with a copy, which shall not constitute notice, to:

Richard T. Prins
Skadden, Arps, Slate, Meagher & Flom L.L.P.
4 Times Square
New York, New York 10036

and if to Shareholder as follows:

[name]
[address]

or at such other address provided by such party in a notice pursuant to the provisions of this Section 9.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder Agreement as of the day and year first above written.

GAMCO INVESTORS, INC.

By:
Name:
Title:

[Shareholder] [Shareholder's Address]

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REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into this 31st day of May, 2006, by and between GAMCO Investors, Inc., a New York corporation (“GBL”), and Frederick J. Mancheski and David M. Perlmutter (individually, a “Seller” and collectively, the “Sellers”).

RECITALS

Mario J. Gabelli (“Gabelli”), GGCP, Inc. (“GGCP”) and Sellers are parties to that certain Settlement and Stock Purchase Agreement dated May 31, 2006 (the “Purchase Agreement”) pursuant to which Gabelli is acquiring Sellers’ ownership interest in GGCP for consideration that includes an aggregate of 2,141,149 shares (the “Class B Shares”) of GBL’s Class B Common Stock, $.001 par value.

GBL and Mancheski, and GBL and Perlmutter, are parties to those certain Exchange and Standstill Agreements, dated May 31, 2006 (the “Exchange and Standstill Agreements”), pursuant to which the Class B Shares are to be exchanged for an aggregate of 2,141,149 shares (the “Class A Shares”) of GBL’s Class A Common Stock, $.001 par value (the “Class A Common Stock”).

GBL, Mancheski, Perlmutter, Gabelli and GGCP are parties to that certain Stipulation and Order of Settlement, dated May 31, 2006 (the “Stipulation of Settlement”).

NOW, THEREFORE, in consideration of the premises and the covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration, the parties agree as follows:

1.       Definitions.     As used in this Agreement:

(a) “Advice” shall mean advice contained in a writing.

(b) “Board” shall mean the Board of Directors of GBL.

(c) “Commission” shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(d) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute enacted hereafter, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

(e) The term “Prospectus” means a prospectus forming a part of the Registration Statement.

(f) The terms “register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement by the Commission.

(g) “Registrable Securities” shall mean the Class A Shares received by the Sellers in the exchange referred to in the recitals, as well as any securities issued as a dividend or other distribution with respect to, or in exchange or in replacement of, such Class A Shares.

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(h) “Rule 144” shall mean Rule 144 promulgated under the Securities Act or any similar rule enacted hereafter, as the same shall be in effect from time to time.

(i) “Securities Act” shall mean the Securities Act of 1933, as amended, or any similar federal statute enacted hereafter, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

(j) “Transferee” shall have the meaning provided in Section 19 hereof.

2.       Registration on Form S-3.     GBL, at its sole cost and expense, shall prepare and file with the Commission, within 30 days after the date hereof, a registration statement on Form S-3 pursuant to Rule 415 under the Securities Act, or, in the event that Form S-3 is unavailable to GBL, a registration statement on such other form (in either event, the “Registration Statement”), covering the resale of the Registrable Securities owned by each Seller and/or by each Transferee (as hereinafter defined) of a Seller, and shall use its best efforts: (i) to cause the Registration Statement to become effective as promptly thereafter as possible; and (ii) to maintain the effectiveness of the Registration Statement until the earlier of (i) three years after the effective date of the Registration Statement (plus any extensions of such effectiveness required by Section 5 hereof), or (ii) until each Seller (which term shall not include Transferees) has sold any remaining Registrable Securities (the “Registration Period”),

3.       Registration Procedures.     In connection with the registration of any Registrable Securities, GBL shall, as expeditiously as possible:

(a) Prepare and file with the Commission such pre-effective and post-effective amendments and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement, and/or file such reports under the Exchange Act, as may be necessary to cause the Registration Statement to become effective, to keep the Registration Statement continuously effective during the Registration Period and not misleading, and as may otherwise be required or applicable under, and to comply with the provisions of, the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the Registration Period.

(b) Furnish to the Sellers such number of copies of the Prospectus, and each amendment or supplement thereto, in conformity with the requirements of the Securities Act, and such other documents as the Sellers may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

(c) Promptly notify the Sellers: (i) when a Prospectus or any Prospectus supplement or post-effective amendment is proposed to be filed and, with respect to any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or a Prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) of the receipt by GBL of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (v) of the occurrence of any event or circumstance that makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectus or documents so that, in the case of the Registration Statement and any amendment or supplement thereto, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

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(d) Make every reasonable effort to avoid the issuance of, or, if issued, obtain the withdrawal of, any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

(e) If requested by the Sellers with respect to not less than 50% of the Registrable Securities, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such information as such holders reasonably request be included therein regarding such holders or the plan of distribution of the Registrable Securities and (ii) make all required filings of the Prospectus supplement or such post-effective amendment as soon as practicable after GBL has received notification of such matters to be incorporated in such Prospectus supplement or post-effective amendment; provided, however, that GBL shall not be required to take any action pursuant to this Section 3(e) that would, in the opinion of counsel to GBL, violate applicable law.

(f) Upon the occurrence of any event contemplated by Section 3(c), as promptly as practicable, prepare and deliver to the Sellers any required supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document, including such reports as may be required to be filed under the Exchange Act, so that, as thereafter delivered, the Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(g) Use its best efforts to cause all Registrable Securities the resale of which is registered under cover of the Registration Statement to be listed on the New York Stock Exchange or such other securities exchange or automated quotation system, if any, as is then the principal securities exchange or automated quotation system on which the GBL Class A Common Stock is then listed.

(h) Use its best efforts to cause all Registrable Securities registered by the Registration Statement to be registered or qualified under the securities or “blue sky” laws of Nevada, Connecticut, New York and such other states as the Sellers shall reasonably request; provided, however, that GBL shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject or to subject itself to any material tax in any such jurisdiction where it is not then so subject.

(i) Cooperate with the Sellers to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold pursuant to the Registration Statement free of any restrictive legends and in such denominations and registered in such names as the Sellers may reasonably request a reasonable period of time prior to sales of the Registrable Securities pursuant to the Registration Statement.

(j) Deliver to the Sellers, promptly upon the issuance thereof by the Commission, written evidence of the registration of the Registrable Securities.

4.       Obligation to Furnish Information.     It shall be a condition precedent to the obligations of GBL to take any action pursuant to this Agreement with respect to the Registrable Shares of a Seller that such Seller or any transferee of such Seller shall have furnished to GBL such information regarding it, the Registrable Securities held by it, and the intended method of disposition of such Registrable Securities as GBL shall reasonably request and as shall be required in connection with the action to be taken by GBL, and shall advise GBL promptly in the event of any material change in the information previously provided.

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5.       Delay or Suspension of Registration Statement.

(a) If there is material non-public information regarding GBL that the Board reasonably determines not to be in GBL’s best interest to disclose and that GBL is not otherwise required to disclose, GBL may (x) postpone or suspend filing of the Registration Statement for a period not to exceed 90 consecutive days or (y) postpone or suspend effectiveness of a Registration Statement for a period not to exceed 90 consecutive days; provided that GBL may not postpone or suspend effectiveness of a registration statement under this Section 5(a) for more than 120 days in the aggregate during any consecutive 12-month period; and provided, further, that no such postponement or suspension shall be permitted for consecutive 90 day periods arising out of the same set of facts, circumstances or transactions except that, notwithstanding the foregoing, GBL may suspend the Registration Statement for longer periods as to a Seller if such Seller is eligible to sell his Shares under Rule 144 in the full amounts permitted by the Exchange and Standstill Agreement between such Seller and GBL.

(b) Upon receipt of any notice from GBL to the Sellers of the happening of any event of the kind described in Section 5(a), each Seller shall forthwith discontinue disposition of Registrable Securities under the Registration Statement until such Seller's receipt of copies of a supplemented or amended Prospectus contemplated by Section 3(f), or until it has received an Advice from GBL that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated by reference in the Prospectus. If so directed by GBL, each Seller shall deliver to GBL (at the expense of GBL) all copies, other than permanent file copies then in each Seller's possession, of the Prospectus current at the time of receipt of such notice. In the event GBL shall give any such notice, the Registration Period shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to Section 3(c) or 5(a) to and including the date when the Sellers shall have received the copy of the supplemented or amended prospectus contemplated by Section 3(f) or the Advice; provided, that in no event shall the Registration Period be extended beyond the time when it would otherwise terminate pursuant to Section 2 hereof.

6.       Expenses of Registration.     All expenses incurred in connection with the registration pursuant to Section 2 (excluding any underwriters’ discounts and commissions and fees and disbursements of counsel for the Sellers), including, without limitation all registration and qualification fees, and fees and disbursements of counsel for GBL, shall be borne by GBL.

7.       Indemnification.

(a) To the full extent permitted by law, GBL shall, and hereby does indemnify and hold harmless each Seller, each director, officer, partner, agent for each Seller (including the Sellers’ Agent), any underwriter (as defined in the Securities Act), and each person, if any, who controls each Seller, or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act, the Exchange Act, and applicable state law insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based on any untrue or alleged untrue statement of any material fact contained in the Registration Statement, including any preliminary Prospectus or final Prospectus or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein in light of the circumstance under which it was made or necessary to make the statements therein not misleading, or arise out of any violation by GBL of any rule or regulation promulgated under the Securities Act applicable to GBL and relating to action or inaction required of GBL in connection with any such registration; and shall reimburse each

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such person for any legal or other expenses reasonably incurred by him in connection with investigating or defending any such loss, claim, damage, liability or action. The indemnity agreement contained in this Section 7 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of GBL (which consent shall not be unreasonably withheld) nor shall GBL be liable to a Seller, underwriter or controlling person for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon an untrue statement or an alleged untrue statement or omission or alleged omission made in connection with the Registration Statement, preliminary Prospectus, final Prospectus, or amendments or supplements thereto, in reliance upon and in conformity with information furnished by such Seller in writing for use in connection with such registration by or on behalf of such Seller, underwriter or controlling person.

(b) To the full extent permitted by law, each Seller shall indemnify and hold harmless GBL, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls GBL within the meaning of the Securities Act, and any underwriter for GBL (within the meaning of the Securities Act), against any losses, claims, damages or liabilities, joint or several, to which GBL or any such director, officer, controlling person or underwriter may become subject, under the Securities Act and applicable state securities laws, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, including any preliminary Prospectus or final Prospectus or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, preliminary or final Prospectus, or amendments or supplements thereto, in reliance upon and in conformity with information furnished in writing by such Seller for use in connection with such registration. The indemnity agreement contained in this Section 7 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of such Seller (which consent shall not be unreasonably withheld).

(c) In no event shall the liability of any Seller under Section 7(b) be greater than the lesser of (a) its pro rata portion of any liability based on the total liability of all Sellers similarly situated, or (b) the dollar amount of the net proceeds received by such Seller upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(d) Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action or actual knowledge of a claim that would, if asserted, give rise to a claim for indemnity hereunder, such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under this Section 7, notify the indemnifying party in writing of the commencement thereof or knowledge thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with qualified counsel. The failure to notify an indemnifying party promptly of the commencement of any such action or of the knowledge of any such claim, if materially prejudicial to his ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 7, but the omission so to notify the indemnifying party shall not relieve him of any liability that he may have to any indemnified party otherwise than under this Section.

(e) If the indemnification provided for in this Section 7 is for any reason, other than pursuant to the terms thereof, held to be unavailable to an indemnified party in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a

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result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of GBL and each Seller in connection with the statements or omission that resulted in such losses, claims, damages, liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by GBL or a Seller and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. GBL and each Seller agree that it would not be just and equitable if contribution pursuant to this Section 7(e) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above in this Section 7(e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this Section 7(e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim, but shall be subject, in the case of a Seller, to the limitation of Section 7(c) above. No person guilty of fraudulent misrepresentation within the meaning of Section 11(d) of the Securities Act shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. No party shall be liable for contribution with respect to any loss, claim, damage, liability, or action if such settlement is effected without the prior written consent of such party, which consent shall not be reasonably withheld.

8.       Termination.     This Agreement shall terminate upon either (i) the expiration of the Registration Period, provided that the rights and obligations of the parties pursuant to Section 7 shall survive such termination or (ii) the termination of the Purchase Agreement, in which event this Agreement shall immediately become void as set forth in Section 7.2 of the Purchase Agreement.

9.       Rule 144.     During the Registration Period, GBL shall use its best efforts to file the reports required to be filed by it under the Exchange Act in a timely manner and, if at any time GBL is not required to file such reports, it shall, upon the request of any Seller, use its best efforts to make publicly available other information so long as is necessary to permit sales pursuant to Rule 144. GBL shall take such further action as any Seller may reasonably request, all to the extent required from time to time to enable such Seller to sell Registrable Securities without registration under the Securities Act pursuant to the exemption provided by Rule 144 under the Securities Act. Upon the request of any Seller, GBL shall deliver to the Sellers’ Agent a written statement as to whether it has complied with such information requirements.

10.       Remedies.     In case any one or more of the covenants and/or agreements set forth in this Agreement shall have been breached by GBL or the Sellers, the Sellers or GBL (as the case may be) may proceed to protect and enforce its rights either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance or injunctive relief with respect to any such covenant or agreement contained in this Agreement.

11.       Notices.     All notices, requests, demands or other communications provided for or permitted to be given pursuant to this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally (which personal delivery shall include delivery by responsible overnight courier), or five days after being sent by registered or certified mail, return receipt requested, postage prepaid:

If to GBL to:

GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580
Attention: James E. McKee

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with a copy to:

Skadden Arps Slate Meagher & Flom LLP
4 Times Square
New York, New York 10036
Attention: Richard T. Prins

If to the Sellers to:

Frederick J. Mancheski
1060 Vegas Valley Drive
Las Vegas, Nevada 89109

and

David M. Perlmutter
470 Bellwood Avenue
Sleepy Hollow, New York 10951

with copies to:

Collier Halpern, Newberg, Nolletti & Bock, LLP
One North Lexington Avenue
White Plains, NY 10601
Attention: Philip M. Halpern

Morvillo, Abramowitz, Grand, Iason & Silberberg, P.C.
565 Fifth Avenue
New York, New York 10017
Attention: Barbara Moses

By giving to the other parties at least five days’ written notice thereof, any party hereto shall have the right from time to time and at any time during the term of this Agreement to change his respective address and each party shall have the right to specify as his address any other address within the United States of America.

12.       Grant of Other Registration Rights.     From time to time, GBL may grant registration rights to any other holder or prospective holder of any of the capital stock of GBL.

13.       Binding Agreement.     This Agreement and each provision herein shall be binding upon and applicable to, and shall inure to the benefit of, GBL, the Sellers, their heirs, permitted assigns and legal representatives.

14.       Consents and Waivers.     No consent or waiver, express or implied, by any party hereto of the breach, default or violation by any other party hereto of his obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach, default or violation of the same or any other obligations of such party hereunder. Failure on the part of any party hereto to complain of any act of any of the other parties or to declare any of the other parties hereto in default, irrespective or how long such failure continues, shall not constitute a waiver by such party of his rights hereunder.

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15.       Applicable Law and Consent to Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof

(b) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of Supreme Court of the State of New York, or the United States District Court, Southern District of New York (but only to the extent that jurisdiction is exclusively federal), in each case sitting in Westchester County, New York, over any action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding shall be heard and determined in such New York state or federal court. Each of the parties hereto agrees that if any such action is filed in or transferred to the Supreme Court of the State of New York, Westchester County, they will request referral of the action to Justice Linda A. Jamieson. Each of the parties hereto hereby irrevocably waives, to the fullest extent legally possible, the defense of an inconvenient forum to the maintenance of such action or proceeding.

16.       Prior Agreements; Amendments.     This Agreement supersedes any prior or contemporaneous understanding or agreement among the parties hereto respecting the subject matter hereof. There are no arrangements, understandings or agreements, oral or written, among such parties relating to the subject matter of this Agreement, except those fully expressed herein and in the Exchange and Standstill Agreements and the Stipulation of Settlement. No change or modification of this Agreement shall be valid or binding upon the parties hereto unless such change or modification or waiver shall be in writing and signed by the parties hereto, and such change or modification shall be binding on all holders of Registrable Securities.

17.       Headings.     The headings and captions in this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

18.       Counterparts.     This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument.

19.       Transfer of Rights and Obligations.     This Agreement and the rights and obligations of any Seller under this Agreement may be transferred by any Seller to a spouse, ancestor or lineal descendant, to a trust for the benefit of any of the foregoing, or to any legal entity, all of the outstanding voting or equity interests with respect to which are owned or controlled by such Seller and/or such family members or family trusts (any such permitted transferee being referred to herein as a “Transferee”). As a condition precedent to any such transfer, any such Transferee must provide written notice of such assignment to GBL, which notice shall at a minimum include the name and address of such Transferee, the Registrable Securities with respect to which such transfer is to occur and the number, if any, of other shares of Class A Common Stock held by such Transferee and agree in writing to be bound by the terms of this Agreement.

20.       Third Party Beneficiaries.     GBL hereby acknowledges that the Transferees are express third party beneficiaries of the obligations of GBL hereunder.

21.       Gender.     As used in this Agreement, the neuter gender shall include the masculine and feminine genders and the masculine gender shall include the feminine and neuter genders, the singular shall include the plural and the word “person” shall include a corporation, firm, company, trust and other form of association or entity.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered on the date first above written.

GAMCO INVESTORS, INC.

By:	/s/Douglas R. Jamieson
	Name:	DOUGLAS R. JAMIESON
	Title:	President

/s/ Frederick J. Mancheski
FREDERICK J. MANCHESKI

/s/David M. Perlmutter
DAVID M. PERLMUTTER

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